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                                                                    Exhibit 23.1







Board of Directors


Re:  Inzeco Holdings Inc.


We consent to the use of our report included herein and to the reference to our firm under the heading "Experts" in the prospectus.

Our report includes Comments By Auditors For U.S. Readers On Canada-U.S. Reporting Differences which is dated July 31, 2000, except for note 11(b) which is as of October 15, 2000 and note 5(e) which is as of January 4, 2001, which contains a reference to note 1 where it states that the Company had suffered recurring losses from operations and had not commenced commercial production which raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.


/s/ KPMG
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Toronto, Canada
January 4, 2001